EXHIBIT 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Year Ended December 31
	2011	2010	2009	2008	2007
Earnings available for fixed charges:
Income from continuing operations before
income taxes	$4,449	$2,655	$1,682	$3,849	$3,447
Add:
Distributed earnings from equity in
unconsolidated affiliates	13	13	17	30	43
Fixed charges	384	402	361	232	222
Subtotal	4,846	3,070	2,060	4,111	3,712
Less:
Equity in earnings of
unconsolidated affiliates	20	20	16	50	57
Total earnings available for fixed charges	$4,826	$3,050	$2,044	$4,061	$3,655

Fixed charges:
Interest expense	$268	$308	$297	$167	$168
Rental expense representative of interest	116	94	64	65	54
Total fixed charges	$384	$402	$361	$232	$222

Ratio of earnings to fixed charges	12.6	7.6	5.7	17.5	16.5